Exhibit 21

List of Subsidiaries of the Registrant

Indiana Renewable Fuels, LLC, an Indiana limited liability company

ABE Fairmont, LLC, a Delaware limited liability company

ABE Northfield, LLC, a Delaware limited liability company

HGF Acquisition, LLC, a Delaware limited liability company

Dakota Fuels, Inc., a Delaware corporation

Heartland Grain Fuels, L.P., a Delaware limited partnership